Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS

											For the nine
											months ended
	For the years ended December 31,										November 30,
	2000		2001		2002		2003		2004		2005

											(unaudited)
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$16,931		$11,674		$2,276		$16,539		$30,513		$24,061
Interest expense, net (2)	9,906		6,681		6,238		4,475		2,418		2,064
Preferred dividend reported as interest expense	—		—		—		340		726		581

Earnings available	$26,837		$18,355		$8,514		$21,354		$33,657		$26,706

Fixed charges:

Expensed interest (3)	$9,906		$6,681		$6,238		$4,475		$2,418		$2,064
Capitalized interest	2,772		1,848		878		818		1,195		1,279
Preferred dividend and accretion	275		2,450		2,952		3,448		—		—
Preferred dividend reported as interest expense	—		—		—		340		726		581

Fixed charges	$12,953		$10,979		$10,068		$9,081		$4,339		$3,924

Ratio of earnings to fixed charges	2.1	x	1.7	x	0.8	x	2.4	x	7.8	x	6.8	x
Fixed charges not covered by earnings	$—		$—		$1,554		$—		$—		$—

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.